UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Delivers Turnkey WiMAX™ Projects in Burkina Faso. Dated March 9th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Delivers Turnkey WiMAX™ Projects in Burkina Faso

Ministry of Posts and Information Communication Technology to use Alvarion’s end-to-end 802.16e solution for first of its kind government initiative

Tel Aviv, March 9, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was chosen by Burkina Faso’s Ministry of Posts and Information Communication Technology (Ministère des Postes et des Technologies de l’ Information et de la Communication) for the country’s first 802.16e WiMAX deployment.

Alvarion initially deployed a network in the capital city of Ouagadougou to connect administrative offices with advanced data and voice services over WiMAX. Based on the successful results, the Ministry of Posts and Information Communication Technology decided to award an expansion contract with full turnkey services to Alvarion. As part of the modernization process in Burkina Faso, the Ministry plans to connect additional cities to broadband Internet starting in Bobo-Dioulasso, and to be followed later in Fada N’Gourma, Kaya, Koudougou, Ouahigouya and Ziniaré.

As part of this initiative, Alvarion will deploy its BreezeMAX® base stations and customer premises equipment for the 2.5 GHz frequency band in the major cities of Burkina Faso. In addition, Alvarion is providing full project implementation including project management, network planning, full installation, radio planning, training services and ongoing technical support.

“Our goal is to improve public services across the country and enable efficient and reliable public administration processes,” said Noël Kaboré, The Minister of Posts and ICT. “WiMAX is the best technology commercially available today to overcome lack of infrastructure and enable quick and easy access to all public offices. Alvarion’s technology has proven itself in Ouagadougou and we are confident that its WiMAX solution will enable us to implement the government’s strategy in the best possible way. This network will allow us to connect administration offices and governmental institutions throughout Burkina Faso using the broadband capabilities of the technology for data applications, Internet and VoIP.”

“We are proud to play a key role in enabling communications infrastructure in Burkina Faso, as part of our strategy to invest in emerging markets with full end-to-end solution responsibilities,” said Tzvika Friedman, president and CEO of Alvarion. “Winning projects in the important segment of government and public administration underscores our turnkey project capabilities and execution. Providing end-to-end solutions with turnkey services will enable the Ministry to achieve its goals and meet the challenging demands of the government.”

About Ministry of Posts and Information Communication Technology
The Ministry of Post and Information and Communication Technologies (MPTIC) is the Government Department of Burkina Faso, ensuring the implementation and follow-up of Government policies in matters of post and Communication and Information technologies.

MPTIC executes the project National Administration Voice and data networks to provide the Public Administration with an Intranet meeting all its needs. Within this frame, the installation of a wideband wireless network is considered, using 4th generation wireless network technologies to cover 45 important locations. (www.mptic.gov.bf).

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.